 Exhibit 99.1

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, September 10, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Present

Re: Material Fact Report

Dear Chairman:

In accordance with the provisions of Article 9 and third and fourth subsections of Article 10 Securities Market Law Nbr. 18,045 and General Rule Nbr. 30, duly authorized by the Board in the session held today, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”), Securities Registration No. 306, the following:

  LATAM informs that Enrique Cueto P., after 25 years, will leave his position of CEO of LATAM Airlines as of March 31, 2020.

  Reference is made to the Reserved Material Fact of November 6, 2018, in relation to the selection process initiated by the Board at the time in the event of an eventual succession of the aforementioned position and it is reported that with this date the Board has unanimously appointed Mr. Roberto Alvo M., Chief Commercial Officer, as the new Chief Executive Officer of LATAM Airlines, effective on March 31, 2020.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.